CASSAVA SCIENCES, INC.

6801 N. Capital of Texas, Building 1

Suite 300

Austin, TX 78731

December 3, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attn: Jessica Dickerson

Re:	Cassava Sciences, Inc. Registration Statement No. 333-291489

Ladies and Gentlemen:

On behalf of Cassava Sciences, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-291489) filed on November 13, 2025 (the “Registration Statement”) be accelerated to 4:15 p.m., New York City time, on Friday, December 5, 2025, or as soon as practicable thereafter. The Company respectfully requests that you notify Peter E. Devlin of such effectiveness by a telephone call to (212) 326-3978.

Should you have any questions regarding the Registration Statement, please contact Peter E. Devlin at (212) 326-3978.

Thank you for your attention to this matter.

Sincerely,

CASSAVA SCIENCES, INC.

By:	/s/ Richard J. Barry
Name:	Richard J. Barry
Title:	President and Chief Executive Officer

cc:	Peter E. Devlin
Ferrell M. Keel
Jones Day